United States securities and exchange commission logo





                             December 21, 2022

       Jennifer K. Simpson
       Chief Executive Officer
       Panbela Therapeutics, Inc.
       712 Vista Blvd, Suite 305
       Waconia, Minnesota 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2022
                                                            File No. 333-268854

       Dear Jennifer K. Simpson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, filed December 16, 2022

       Cover Page

   1. On the cover page, please disclose the date that the best efforts offering will end and any arrangements to place
the funds in an escrow, trust, or similar account. If you have not made such arrangements,
state this fact and describe the effect on investors. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K for guidance.
 Jennifer K. Simpson
FirstName  LastNameJennifer
Panbela Therapeutics, Inc. K. Simpson
Comapany21,
December    NamePanbela
               2022      Therapeutics, Inc.
December
Page 2     21, 2022 Page 2
FirstName LastName
2. Please revise to clarify, if true, that the "assumed" combined offering price represents the most recent sales price for your common stock, as reported by the Nasdaq Capital Market, and as adjusted to reflect the 1:40 reverse stock split that you intend to effect prior to the offering. With reference to your disclosure in the second paragraph of page 69, please also revise your cover page disclosure to explain how the actual combined offering price will be determined. Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K for
         guidance. Also, if the combined offering price will be at a discount to the assumed price, then please revise to clarify this point.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Joshua L. Colburn